UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ESMARK INCORPORATED

(Exact name of Registrant as specified in its charter)

DELAWARE	20-8626148
(State of Incorporation)	(I.R.S. Employer Identification No.)

1134 Market Street

Wheeling, West Virginia 26003

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Exchange on Which Each Class is to be Registered
Preferred Share Purchase Rights	NASDAQ Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act:

None.

(Title of class)

Item 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On June 12, 2008, the Board of Directors (the “Board”) of Esmark Incorporated, a Delaware corporation (the “Company”), declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share. The dividend is payable on June 13, 2008 to the stockholders of record at the close of business on June 13, 2008.

The Board has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of the Company’s outstanding common stock without the approval of the Board. The Rights Agreement should not interfere with any merger or other business combination approved by the Board.

For those interested in the specific terms of the Rights Agreement as made between the Company and Computershare Trust Company, N.A., as the Rights Agent, on June 13, 2008, the Company provides the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A and is incorporated herein by reference. A copy of the agreement is available free of charge from the Company.

The Rights. The Board authorized the issuance of a Right with respect to each outstanding share of common stock on June 13, 2008. The Rights will initially trade with, and be inseparable from, the common stock, and will be evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock the Company issues after June 13, 2008 until the Distribution Date described below. Certificates for new shares of common stock issued after June 13, 2008 but before the Distribution Date will contain a notation incorporating the Rights Agreement by reference.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (“Preferred Share”) for $60.00 (the “Purchase Price”), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Company’s outstanding common stock. The Company refers to the date when the Rights become exercisable as the “Distribution Date.” Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•

Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $60.00, purchase shares of the Company’s common stock with a market value of $120.00, based on the market price of the common stock prior to such acquisition.

•

Flip Over. If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $60.00, purchase shares of the surviving or acquiring corporation with a market value of $120.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

Excluded Acquisitions.

The acquisition of beneficial ownership of 15% or more of the Company’s outstanding common stock solely as a result of a tender offer or other acquisition transaction that satisfies any one of the following conditions will not cause a person to be an “Acquiring Person” or trigger a Distribution Date or a “flip in”: (1) the acquisition is made by the United Steelworkers or its permitted transferee or assignee pursuant to the right to bid provisions of Article Eleven, Section D of the collective bargaining agreement with the United Steelworkers (the “Collective Bargaining Agreement”) if applicable to the Company and approved by the Board; or (2) the Board has made a favorable recommendation to its shareholders, pursuant to Rule 14d-9 of the Exchange Act, with respect to the tender offer; or (3) the Board has not made a favorable recommendation to its shareholders, pursuant to Rule 14d-9 of the Exchange Act, with respect to the tender offer, provided that, unless waived by the Board, the tender offer is consummated (i) at a time when there is at least one other bid or proposal to acquire the Company pending, and (ii) at least 21 business days after the later of (A) the expiration of the right to bid periods under Article 11, Section D of the Collective Bargaining Agreement with respect to such tender offer and each of the other bids or proposals, and (B) the United Steelworkers entering into successorship agreements, as contemplated by Article Two, Section D.1.a and D.1.b. of the Collective Bargaining Agreement, with the person making the tender offer and with each of the persons making such other bids or proposals.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

•	will not be redeemable.

•	will entitle holders to quarterly dividend payments of $.01 or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•	will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

•	will have the same voting power as one share of common stock.

•

if shares of the Company’s common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration. The Rights will expire on June 13, 2009, unless amended.

Redemption. The Board may, at its option, redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights then outstanding. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted to reflect any stock stock split or stock dividends of the Company’s common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company’s outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Purchase Price payable, and the number of one one-hundredths of a share of the Preferred Stock issuable, upon exercise of a Right are subject to adjustment from time to time to prevent dilution upon the occurrence of (i) distributions or issuances of additional shares of the Preferred Stock (ii) a stock split of the Preferred Stock or a stock dividend on the Preferred Stock payable in shares of the Preferred Stock, or (iii) subdivisions, consolidations or combinations of the Preferred Stock. No adjustments to the Exercise Price of less than 1% will be made.

The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

Item 2.	EXHIBITS

3.1	Amended and Restated Certificate of Incorporation, filed with the Commission as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007) (File No. 001-33851).

3.2	Amended and Restated Bylaws, filed with the Commission as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 001-33851).

* 4.1	Rights Agreement, dated as of June 13, 2008, between Esmark Incorporated and Computershare Trust Company, N.A., including Exhibits A, B, and C thereto.

4.2	Form of Right Certificate, included as Exhibit B to the Rights Agreement filed with the Commission as Exhibit 4.1 to this Registration Statement.

4.3	Form of Certificate of Designations, included as Exhibit A to the Rights Agreement filed with the Commission as Exhibit 4.1 to this Registration Statement.

* Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ESMARK INCORPORATED

Date: June 13, 2008	By:	/s/ James P. Bouchard
Name: James P. Bouchard
Title: Chief Executive Officer

INDEX TO EXHIBITS

3.1	Amended and Restated Certificate of Incorporation, filed with the Commission as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007) (File No. 001-33851), are incorporated herein by reference.

3.2	Amended and Restated Bylaws, filed with the Commission as Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 001-33851), are incorporated herein by reference.

* 4.1	Rights Agreement, dated as of June 13, 2008, between Esmark Incorporated and Computershare Trust Company, N.A., including Exhibits A, B, and C thereto.

4.2	Form of Right Certificate, included as Exhibit B to the Rights Agreement filed with the Commission as Exhibit 4.1 to this Registration, is incorporated herein by reference.

4.3	Form of Certificate of Designations, included as Exhibit A to the Rights Agreement filed with the Commission as Exhibit 4.1 to this Registration Statement.

* Filed herewith.